SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d OF
THE SECURITIES EXCHANGE ACT OF 1934

KINROSS GOLD CORPORATION

52nd Floor, Scotia Plaza, 40 King Street West
Toronto, Ontario M5H 3Y2

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [   ] Form 40-F [x]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [   ] No [x]

INDEX

Press Release dated February 11, 2003	3
Signature Page	4

Press Release

Toronto, Canada – February 11, 2003 — Kinross Gold Corporation (TSX-K; NYSE-KGC) (“Kinross”) is pleased to announce that Kinross has been selected by Standard & Poor’s to be added to the S&P/TSX 60 and 60 Capped Indices, effective after the close of business on Tuesday, February 11, 2003. Robert M. Buchan, President & CEO, stated: “It is very gratifying that within ten years of the formation of Kinross that our common shares have been included in the S&P/TSX 60 Index, the premier large capitalization index in Canada. Kinross is now the seventh largest primary gold producer in the world with annualized production approaching two million ounces from 12 gold mines located on four continents. Although global in reach, approximately two-thirds of this production is from operations in the United States and Canada, the highest North American percentage of any senior gold producer.”

This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kinross’ expectations are disclosed under the heading “Risk Factors” and elsewhere in Kinross’ documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information: e-mail info@kinross.com or contact:

Robert M. Buchan	Gordon A. McCreary
President and Chief Executive Officer	Vice President, Investor Relations
Tel. (416) 365-5650	and Corporate Development
Tel. (416) 365-5132
Carl B. Hansen
Director Investor Relations
Tel: (416) 941-0119

SIGNATURES

        Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINROSS GOLD CORPORATION Signed: /s/ Shelley M. Riley Shelley M. Riley Corporate Secretary